

XTI AIRCRAFT COMPANY

**Financial Statements
and
Independent Auditor's Report
December 31, 2021 and 2020**

XTI AIRCRAFT COMPANY

Table of Contents

To the Board of Directors of
XTI Aircraft Company
Englewood, Colorado

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of XTI Aircraft Company as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226
p: 303.953.1454
contact@bfbcpa.com | www.bfbcpa.us

reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2021
Lakewood, CO
July 12, 2022

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226
p: 303.953.1454
contact@bfbcpa.com | www.bfbcpa.us

XTI AIRCRAFT COMPANY

Balance Sheets

	December 31,	
	2021	2020
Assets		
Current assets:		
Cash	$ 4,316,396	$ 122,899
Escrow receivable	-	79,153
Tax receivable (Note 11)	170,207	-
Prepaid expenses and other current assets (Note 2)	79,390	-
Total current assets	4,565,993	202,052
Property and equipment, net (Note 2)	31,631	-
Patent, net	294,446	308,863
Trademarks	7,518	7,518
Total assets	$ 4,899,588	$ 518,433
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 454,243	$ 586,885
Accounts payable – related party	825,000	1,306,422
Accrued and other current liabilities (Note 2)	143,494	48,704
Accrued interest	390,557	325,020
Customer deposits	1,099,945	289,970
Convertible and promissory notes - related party (Note 4)	1,071,307	837,444
Revolving line-of-credit - related party (Note 3)	-	85,791
Warrant liability	345,292	254,159
Xeriant obligation (Note 5)	5,717,252	-
Total current liabilities	10,047,090	3,734,395
SBA loan	64,683	65,000
Convertible and promissory notes - related party, net of unamortized discounts and loan costs of $1,063,375 and $548,284 as of December 31, 2021 and 2020, respectively (Note 4)	3,301,154	1,160,482
Total liabilities	13,412,927	4,959,877
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2021 and 2020, 35,602,391 and 37,398,697 shares issued and outstanding, respectively	35,602	37,399
Additional paid-in capital	23,870,771	10,606,431
Accumulated deficit	(32,419,712)	(15,085,274)
Total stockholders' deficit	(8,513,339)	(4,441,444)
Total liabilities and stockholders' deficit	$ 4,899,588	$ 518,413

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

| | For the Years Ended December 31, | |
	2021	2020
Operating expenses:		
Selling and marketing	$ 358,446	$ 325,851
Research and development	2,672,477	78,196
General and administrative	14,272,349	1,307,367
Total operating expenses	17,303,272	1,711,414
Operating loss	(17,303,272)	(1,711,414)
Other expense:		
Interest expense	(291,569)	(187,187)
Interest expense – discount accretion	(400,364)	(173,026)
Loan cost amortization	(53,199)	-
Change in value of warrant	(91,133)	-
Change in value of Xeriant obligation	(309,672)	-
Total other expense	(1,145,937)	(360,213)
Net loss	$ (18,449,209)	$ (2,071,627)
Weighted average common shares outstanding during the year	36,500,545	37,083,729
Net loss per common share – basic and diluted	$ (0.51)	$ (0.06)

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2021 and 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2019	**36,768,759**	**$ 36,769**	**$ 9,352,120**	**$ (13,013,647)**	**$ (3,624,758)**
	-	$ -	$ -		$ -
Issuance of shares through Reg CF offering ($1.50)	218,042	$ 218	$ 327,102		$ 327,320
Issuance of shares for compensation	86,667	$ 87	$ 129,913		$ 130,000
Issuance of previously legally obligated shares never issued	340,136	$ 340	$ -		$ 340
Stock-based compensation - options			$ 302,820		$ 302,820
Stock-based compensation - warrants			$ 89,488		$ 89,488
Net Issuance of warrants with convertible note			$ 444,322		$ 444,322
Share adjustment	(14,907)	$ (15)	$ -		$ (15)
Offering Costs			$ (39,334)		$ (39,334)
Net loss				$ (2,071,627)	$ (2,071,627)
Balance at December 31, 2020	**37,398,697**	**37,399**	**10,606,431**	**(15,085,274)**	**(4,441,444)**
Issuance of shares through Reg CF offering ($1.50)	389,020	$ 389	$ 535,702		$ 536,091
Issuance of common stock	162,500	$ 162	$ 229,838		$ 230,000
Stock-based compensation - options			$ 12,467,732		$ 12,467,732
Issuance of previously accrued stock option compensation			$ 362,531		$ 362,531
Issuance of stock options with convertible note			$ 529,362		$ 529,362
Net Issuance of warrants with convertible note			$ 326,791		$ 326,791
Forfeiture of common stock	(2,347,826)	$ (2,348)	$ 2,348		$ -
Offering Costs			$ (75,193)		$ (75,193)
Adoption of ASU 2020-06 - reversal of Prior Year BCF			$ (1,114,771)	$ 1,114,771	$ -
Net loss				$ (18,449,209)	$ (18,449,209)
Balance at December 31, 2021	**35,602,391**	**35,602**	**23,870,771**	**(32,419,712)**	**(8,513,339)**

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Years Ended December 31,	
	2021	2020
Cash flows from operating activities		
Net loss	$ (18,449,209)	$ (2,071,627)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	3,661	-
Amortization of intangible assets	26,326	38,138
Amortization of loan costs	53,199	-
Accretion of debt discount to interest expense	400,364	173,026
Change in fair value of warrant liability	91,133	-
Change in fair value of Xeriant obligation	309,672	-
Stock issuance for compensation	-	130,000
Stock compensation expense	12,467,732	302,820
Warrant compensation expense	-	89,488
Changes in operating assets and liabilities:		
Receivables, prepaids, and other current assets	(249,597)	-
Accounts payable and accrued expenses	(37,934)	217,017
Accounts payable - related party	(118,891)	794,632
Customer deposits	809,975	-
Accrued interest	283,242	182,240
Net cash used in operating activities	(4,410,327)	(144,266)
Cash flows from investing activities		
Purchase of computer equipment	(35,292)	-
Patent issuance costs	(11,909)	(144,762)
Net cash used in investing activities	(47,201)	(144,762)
Cash flows from financing activities		
Proceeds from convertible notes, net of loan costs	2,612,500	125,000
Repayments of promissory and convertible notes	(76,585)	(43,000)
Proceeds from Reg CF offering, net	460,898	287,768
Net changes in escrow receivable	79,150	(5,819)
Proceeds from SBA loan	-	65,000
Net borrowings (payments) on revolving line-of-credit	(62,518)	(21,748)
Proceeds from Joint Venture with Xeriant Inc.	5,407,580	-
Proceeds from issuance of common stock	230,000	-
Net cash provided by financing activities	8,651,025	407,201
Net increase (decrease) in cash	4,193,497	118,173
Cash - beginning of period	122,899	4,726
Cash - end of period	$ 4,316,396	$ 122,899
Supplemental Disclosure of Non-Cash Financing Activities:		
Warrants and options issued as broker compensation	$ 151,366	$ 89,488
Conversion of accrued interest to convertible note payable	$ 217,705	$ 147,729
Conversion of existing related party notes to convertible note payable	$ 836,365	$ -
Net warrants and options issued with convertible notes	$ 704,787	$ 444,322

Cash paid for interest was $3,000 and $0 during the years ended December 31, 2021 and 2020, respectively.

See Independent Auditor's Report and notes to financial statements.

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the "Company," "XTI," or "we") is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop vertical takeoff and landing (VTOL) airplanes. XTI is creating a revolutionary solution for the business aviation industry. Once developed, this VTOL airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2021, the Company has cash totaling $4,316,396 current liabilities totaling $10,047,090, and inception-to-date losses totaling $32,419,712, raising substantial doubt about the Company's ability to continue as a going concern. We anticipate that the Company would run out of funding in the second half of 2022 based on our current cash balance and burn rate.

In order for the Company to continue as a going concern, management's plan is to expand its financing plans to include potential additional private placement closings and additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company's business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had no cash in excess of FDIC insured balances as of December 31, 2021 and 2020.

Property and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally two to ten years.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company's intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded.

As of December 31, 2021 and 2020, costs totaling $402,401 and $390,492 associated with patents and trademarks had been recorded, respectively. As of December 31, 2021 and 2020, accumulated amortization was $100,437 and $74,111, respectively. Amortization expense of $26,326 and $38,138 has been recorded for the years ended December 31, 2021 and 2020, respectively.

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include personnel expenses, costs of consulting, and computer expenses and software costs. For the years ended December 31, 2021 and 2020, the Company incurred research and development costs of $2,672,477 and $78,196, respectively.

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the years ended December 31, 2021 and 2020, the Company incurred advertising and promotion expenses of $358,446 and $325,851, respectively. As of December 31, 2021 and 2020, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2021 and 2020.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company had no capital leases as of December 31, 2021.

Rent expense under the corporate office operating lease, which is month-to-month, totaled $3,582 and $1,791 for the years ended December 31, 2021 and 2020, respectively. The Company also has an operating lease for software, which is for a 12-month term expiring on November 30, 2022. Under the software lease, the Company expensed $10,625 for the year ended December 31, 2021, and will make lease payments totaling $112,695 during 2022. Rent and software lease expenses are included in general and administrative expenses.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company's common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2021 and 2020 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company incurred stock-based compensation charges of $12,467,732 and $302,820 for each of the years ended December 31, 2021 and 2020, respectively, which are included in general and administrative expenses.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

As the Company is in a net loss position as of December 31, 2021 and 2020, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2021 and 2020 include stock options (Note 6), warrants (Note 7), and convertible notes (Note 4).

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, *Leases (Topic 842)*. In July 2018, the FASB issued ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of December 31, 2021, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)*. The ASU simplifies accounting for convertible instruments by removing the Beneficial Conversion Feature (BCF) separation model required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after

December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

Changes to Previously Issued Financial Statements

Certain balances were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these financial statements.

Note 2 – Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

| | December 31, | |
	2021	2020
Prepaid software	$ 67,188	$ -
Prepaid insurance	8,202	-
Deposits	4,000	-
	$ 79,390	$ -

Property and Equipment, Net

Property and equipment, net consisted of $31,631 of computer equipment as of December 31, 2021. The Company had no property and equipment as of December 31, 2020. Depreciation expense for the year ended December 31, 2021 was $3,661 and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

| | December 31, | |
	2021	2020
Accrued bonus and commissions	$ 40,000	$ -
Accrued compensation and benefits	80,113	-
Accrued payroll taxes	3,985	-
Accrued other	19,396	48,704
	$ 143,494	$ 48,704

Note 3 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. As of December 31, 2020, the balance on the revolving line-of-credit was $85,791 and accrued interest payable was $17,667.

During 2021, the revolving-line-of-credit was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note (See Note 4: Convertible Note – 2021 [a]).

Interest expense on this line of credit for the years ended December 31, 2021 and 2020 was $1,503 and $2,878, respectively

Note 4 – Convertible and Promissory Notes

The following table summarizes the status of the Company's related party convertible and promissory notes as of December 31, 2021 and 2020:

	December 31,	
	2021	**2020**
Current:		
Convertible Note - 2021 [a]	$ 1,007,323	$ -
Convertible Note - 2015 [b]	-	763,176
Convertible Note - 2015 [c]	-	24,268
Convertible Note - 2017 [d]	30,000	-
Promissory Note - 2019 [e]	-	50,000
Promissory Note - 2019 [f]	33,984	-
Convertible and promissory notes - related party	**$1,071,307**	**$ 837,444**
Long-term:		
Convertible Note - 2021 [g]	$ 2,500,000	$ -
Convertible Note - 2017 [h]	1,254,529	982,782
Convertible Note - 2018 [i]	550,000	550,000
Convertible Note - 2019 [j]	60,000	60,000
Convertible Note - 2017 [d]	-	30,000
Promissory Note - 2019 [f]	-	85,984
Unamortized Discounts	(852,708)	(548,284)
Unamortized Loan Fees	(210,667)	-
Convertible and promissory notes - related party	**$3,301,154**	**$1,160,482**

Convertible Note – 2021 [a]

On December 31, 2021, the Company and the related party note holder agreed to combine the revolving-line-of-credit (Note 3), Convertible Note – 2015 [b], and Promissory Note – 2019 [e] into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $20.0 million in total from investors;
- $250,000 matures once the Company receives at least $25.0 million in total from investors;
- $250,000 matures once the Company receives at least $30.0 million in total from investors; and
- $257,323 matures once the Company receives at least $35.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

Convertible Note – 2015 [b]

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note had a principal amount of $763,176 and accrued interest amount of $122,107 as of December 31, 2020.

During 2021, this convertible note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note: **Convertible Note – 2021 [a]**.

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $22,895 and $22,895, respectively.

Convertible Note – 2015 [c]

During 2015, the Company entered into a convertible note with a shareholder of the Company. In February 2019, the Company reached an agreement with the shareholder to retire the outstanding note in exchange for cash and the return of 2,347,826 shares of Common Stock held by the shareholder once all payments have been made. During 2021, the Company fully repaid the note resulting in the 2,347,826 shares held by shareholder estate being returned to the Company.

As of December 31, 2020, the outstanding balance was $24,268 and accrued interest balance was $5,732. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $0 and $1,193, respectively.

Convertible Note – 2017 [d]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2020 and 2019. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $3,494 and $3,360, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $7,455 and $6,961, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Promissory Note – 2019 [e]

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note had a principal amount of $50,000 and accrued interest amount of $3,375 as of December 31, 2020.

During 2021, this promissory note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note: **Convertible Note – 2021 [a]**.

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $3,000 and $3,000, respectively.

Promissory Note – 2019 [f]

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $33,984 and $85,984, respectively.

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $2,466 and $4,299, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $10,706 and $8,240, respectively. The note matures on July 30, 2022.

Convertible Note – 2021 [g]

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $301,786 related to options issued in conjunction with this convertible note (see Note 6), and (ii) unamortized loan costs of $210,667 related to the origination costs of the loan, for a net carrying balance of $1,987,547 as of December 31, 2021.

Interest expense for this obligation was $60,484 for the year ended December 31, 2021. The accrued interest balance was $60,484 as of December 31, 2021.

Convertible Note – 2017 [h]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. During 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 and maturity date of December 31, 2023. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $120,238 and $80,063, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $94,090 and $20,605, respectively.

This convertible note is presented on the balance sheet net of unamortized discounts of $461,394 related to warrants issued in conjunction with this convertible note (see Note 7), for a net carrying balance of $793,135 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2018 [i]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $550,000. Interest expense on this obligation for the year ended December 31, 2021 and 2020 was $67,659 and $61,508, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $194,251 and $126,592, respectively.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $79,273 related to the warrants issued for a net carrying balance of $470,727 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [j]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $60,000. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $7,233 and $6,575, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $19,558 and $12,325, respectively

This convertible note is presented on the balance sheet net of unamortized discounts of $10,255 related to warrants issued in conjunction with this convertible note (see Note 7), for a net carrying balance of $49,745 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Other Notes

SBA Loan - $65,000

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. The principal balance outstanding as of December 31, 2021 and 2020 was $64,683 and $65,000, respectively. Interest expense on this obligation for the year ended December 31, 2021 and 2020 was 2,597 and $1,416, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $4,013 and $1,416, respectively. The note is collateralized by tangible and intangible personal assets of the Company.

Note 5 – Joint Venture

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. ("Xeriant") to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture ("JV") . Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant's investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company's fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company ("SPAC" transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of December 31, 2021, the Company received $5,407,580 in funding from the JV.

The Company considered ASC 480-10, *Distinguishing Liabilities from Equity*, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company's equity shares. Furthermore, the Company considered ASC 815, *Derivatives and Hedging*, and determined the obligation should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $309,672 fair value adjustment to the obligation for the period ending December 31, 2021. See Note 9 for discussion of fair value.

Note 6– Stockholders' Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

On January 2, 2020, the Company initiated a new Reg CF filing that offered shares for sale at a value of $1.50 per share. During 2020, the Company completed closings under this Reg CF filing and sold 218,042 shares of common stock at a value of $1.50 per share for gross proceeds of $327,320 to 345 individual investors. During 2021, the Company completed closings under this Reg CF filing and sold 389,020 shares of common stock at a value between $1.36 and $1.50 per share for gross proceeds of $536,091 to 564 individual investors. Proceeds of $0 and $79,153 were held in escrow as of December 31, 2021 and 2020, respectively, and recorded as an asset on the balance sheet. This offering was closed during May 2021.

Offering costs totaling $75,193 and $39,334 from the offerings were incurred during 2021 and 2020, respectively.

Issuances and Forfeitures of Common Stock

During 2021, the Company issued 162,500 shares of common stock between $1.30 and $1.50 per share for gross proceeds of $230,000. During 2021, an investor forfeited 2,347,826 common shares as part of a loan payoff agreement (See Note 4: Convertible Note – 2015 [c]).

Share Compensation

During 2020, the Company issued 86,667 shares of common stock to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price of $1.50 per share in its Regulation CF offerings live at the time. Total compensation expense recorded for the year ended December 31, 2020 under these arrangements was $130,000.

Issuance of Previously Legally Obligated Shares Never Issued

During 2020, the Company issued 340,136 shares to a former consultant in which share compensation was awarded per the consulting agreement and accrued during 2015. However, the shares were not officially granted and registered until 2020. Because the award liability was previously accrued in 2015, the Company recognized no compensation expense in 2020.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan ("2017 Plan"), which was amended in 2021 to increase the maximum shares eligible to be granted under the

Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company's common stock, as determined by the Company's Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of December 31, 2021, the Company had 20,815,405 options outstanding comprised of (i) 17,465,405 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 3,350,000 unvested options granted to employees that vest over a 4-year period (20% in 2022, 20% in 2023, 20% in 2024, and 40% in 2025).

The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility between 73.85% - 86.5%; risk free yield between 0.36% and 1.27%; dividend rate - 0%; stock price between $1.50 - $1.75; exercise price between $1.50 - $1.75.

The total grant date fair value for options issued during 2021 was $16,229,330, which $12,467,732 was recorded as stock-based compensation within general and administrative expenses.

During 2021 and in conjunction with the **Convertible Note - 2021 [g]** (Note 4), the Company issued options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the options determining the options are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the options was $529,361, which has been recorded as a debt discount and additional paid-in-capital on the balance sheet. The debt discount is being accreted to expense through the maturity date of May 23, 2024. For the year ended December 31, 2021, the Company accreted $76,210 of this debt discount to interest expense and $30,517 to loan cost amortization expense. Loan cost amortization of $53,199 for 2021 includes amortization involving the aforementioned stock options ($30,517) and cash paid to brokers ($22,682).

Unrecognized compensation expense as of December 31, 2021 was $3,232,237, which will be amortized to expense over the weighted average remaining term of 3.58 years. There was no unrecognized compensation expense as of December 31, 2020 as all option shares were fully vested.

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share	
Outstanding – December 31, 2019	4,700,270	$	1.20
Granted	300,000	$	1.50
Exercised	-	$	-
Expired	-	$	-
Forfeitures	-	$	-
Outstanding – December 31, 2020	5,000,270	$	1.22
Granted	15,815,135	$	1.72
Exercised	-	$	-
Expired	-	$	-
Forfeitures	-	$	-
Outstanding – December 31, 2021	20,815,405	$	1.60
Exercisable at December 31, 2020	5,000,270	$	1.22
Exercisable at December 31, 2021	17,465,405	$	1.57

The weighted average Black-Scholes fair value and exercise price of stock options issued in 2021 was $1.05 and $1.72 per share, respectively.

Note 7 – Warrants

The following table summarizes the status of the Company's common stock warrants at December 31, 2021 and 2020 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share	
Outstanding – December 31, 2019	1,196,889	$	0.82
Granted	60,000	$	0.01
Granted	491,391	$	1.50
Cancelled	(214,500)	$	1.50
Outstanding – December 31, 2020	1,533,780	$	0.90
Granted	37,910	$	1.50
Granted	627,264	$	1.50
Cancelled	(491,391)	$	1.50
Expired	(100,000)	$	1.00
Outstanding – December 31, 2021	1,607,563	$	0.97

During 2020, the Company issued a service provider warrants for 60,000 shares of common stock at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $89,488 which has been recorded to operating expenses and additional paid-in capital.

During 2021, the Company issued a service provider warrants for 37,910 shares of common stock at an exercise price of $1.50 per share. The warrants were issued to the service provider in conjunction with a previous Reg A crowdfunding campaign in which warrants originally issued increase by 25% every six months until the Company has a liquidity event, as defined in the warrant agreement. The fair value of the warrants was determined to be $41,701. The Company considered accounting guidance and determined that the warrants are liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 9 for discussion of fair value.

During 2021 and in conjunction with the **Convertible Note 2017 [h]** (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023. For the year ended December 31, 2021, the Company accreted $173,021 of this debt discount to interest expense.

Warrants granted during 2021 and 2020 were valued using the following Black-Scholes pricing model inputs:

	2021	**2020**
Risk Free Interest Rate	0.92% - 1.26%	0.55% - 1.67%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.00% - 86.50%	86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 - $1.10	$1.01 - $1.49

Note 8 - Related Party Transactions

See Notes 3 and 4 for disclosure of related party revolving line-of-credit, promissory notes, and convertible notes.

The Company conducted business with a vendor that is owned by the Company's former CFO consultant and current stockholder. For the years ended December 31, 2021 and 2020, the Company paid this vendor $27,600 and $25,300, respectively. The Company owed this vendor $0 and $27,600 as of December 31, 2021 and 2020, respectively. The Company also owed its successor CFO, who had since left the Company in June 2022, $0 and $5,000 as of December 31, 2021 and 2020, respectively.

The Company's former CEO was engaged as a consultant prior to becoming an employee on August 1, 2021. The CEO left the Company on June 14, 2022. For the years ended December 31, 2021 and 2020, the Company paid its former CEO consulting fees of $525,000 and $5,692, respectively. The Company owed the former CEO amounts of $575,000 and $1,112,531 in cash and equity as of December 31, 2021 and 2020, respectively, for compensation earned under a 2019 consulting agreement (which was replaced by an employment agreement effective August 1, 2021).

The Company's founder and majority shareholder provides legal and strategic consulting services for the Company. During 2021, the Company paid the founder $56,000 in consulting fees. As of December 31, 2021, the Company owed the founder $240,000.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $10,000 and $161,291 as of December 31, 2021 and 2020, respectively.

Note 9 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value at December 31, 2021 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2021:				
Liabilities:				
Xeriant obligation	$ -	$ 5,717,252	-	$ 5,717,252
Warrant liability	-	345,292	-	345,292
	$ -	$ 6,062,544	$ -	$ 6,062,544
At December 31, 2020:				
Liabilities:				
Warrant liability	$ -	$ 254,159	$ -	$ 254,159
	$ -	$ 254,159	$ -	$ 254,159

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2021 or December 31, 2020.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74% - 86.5%, and no expected dividends.

The Xeriant obligation was valued at the Company's share price of $1.75 (based on an independent valuation) as of December 31, 2021.

Note 10 - Commitments and Contingencies

Consulting Agreements

The Company has a commitment to pay its founder and shareholder, per a 2015 consulting agreement, a cash bonus of $200,000 upon the Company reaching $20 million in total debt and equity fundraising.

Note 11 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 "Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company's financial statements for the years ended December 31, 2021 and 2020. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The income tax provision from operations consists of the following:

| | December 31, | |
	2021	2020
Current		
Federal	$ -	$ -
State	-	-
	$ -	$ -
Deferred		
Federal	$ (3,874,334)	$ (434,995)
State	(675,241)	(75,813)
Valuation allowance	4,549,575	510,808
	$ -	$ -

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,	
	2021	2020
Computed income taxes at 21% and 21%	$ (3,874,334)	$ (435,042)
Increase in income taxes resulting from:		
State and local income taxes, net of federal impact	(675,241)	(75,822)
Change in valuation allowance	4,549,575	510,808
Change in tax rate	-	-
Non-deductibles and other	-	56
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,	
	2021	2020
Deferred tax assets		
Accrued expenses	$ 827,369	$ 447,942
Stock compensation	4,492,096	1,639,251
Loss carryforwards	2,272,273	954,971
Total deferred tax assets	7,591,738	3,042,164
Valuation allowance	(7,591,738)	(3,042,164)
Net deferred tax assets	-	-

At December 31, 2021 and 2020, the Company has federal net operating loss carryforwards of approximately $9,576,255 and $3,872,549, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

As of December 31, 2021, the Company had a federal R&D tax credit for qualified development expenses of $170,207, which is classified as a Tax Receivable on the balance sheet. The Company is eligible to apply the credit against federal payroll taxes as early as Q1 2022.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 12 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements, except for the following:

During 2022, the Company executed a purchase order with a customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

- One third (1/3rd) of the Shares vested in 2022 upon execution of the purchase order agreement;

- One third (1/3rd) of the Shares shall vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

- One third (1/3rd) of the Shares shall vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.